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                                                                   Exhibit 99(a)

                               FIRST AMENDMENT TO

                    THE SEMINIS, INC. 1998 STOCK OPTION PLAN,

                 AS AMENDED AND RESTATED EFFECTIVE JUNE 29, 1999

            WHEREAS, the Seminis, Inc. 1998 Stock Option Plan was adopted by the Board of Directors (the "Board") of Seminis, Inc. (the "Company") in early 1998, and amended and restated effective June 29, 1999 (as amended and restated the "Plan");

            WHEREAS, at a meeting of the Board on April 8, 2002, the Board authorized an amendment to the Plan to increase the number of shares available for grants under the Plan to from 3,677,150 shares to 4,677,150 shares, subject to the approval of the Company's stockholders;

            WHEREAS, Section 10.1 of the Plan provides that the Board may amend the Plan at any time and from time to time in such respects as the Board may deem advisable or in the best interests of the Company or any subsidiary of the Company;

            NOW, THEREFORE, the Plan is, contingent upon the approval of the Company's stockholders, amended in the following respects:

            1. Section 4.2 of the Plan is amended by replacing the first sentence and with the following:

            "The maximum number of shares of common stock in respect of which awards may be granted under the Plan, subject to adjustment as provided in Section 9.2 of the Plan, shall not exceed 4,677,150."

            2. Section 6.7 is amended by deleting the first sentence thereof. The remainder of Section 6.7 shall not be affected.

            3. This amendment shall not be effective unless and until it is approved by the affirmative vote of a majority of the votes cast at the Annual Meeting on this proposal by the holders of the shares of common stock entitled to vote thereat.


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